WOODSIDE

20 September 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Chinguetti schedule and cost, lodged with the Australian Stock Exchanged on 20 September 2005;
- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchanged on 20 September 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178.

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 20 SEPTEMBER 2005
9:30AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

CHINGUETTI SCHEDULE AND COST

The Woodside-operated offshore Chinguetti oil development in Mauritania remains on schedule for first oil in February 2006. The project is 88% complete.

The Chinguetti joint venture has completed an update of estimated project costs. Known project costs to complete the installation and start-up total US$705 million. An additional US$45 million has been set aside to cover unplanned contingencies that may occur during the offshore, deep-water installation program.

The current project cost estimate is primarily a result of increased drilling scope due to complex geology, resulting in extra time to drill sidetracks, as well as additional costs to prepare the subsea flowlines for installation.

The Chinguetti joint venture is operated under a production sharing contract subject to project cost recovery. Chinguetti joint venture interests are: Woodside 47.38448%; Hardman Resources 19.00800%, BG Group 10.23440%, Premier 8.12328%, Roc Oil 3.24984% and Groupe Projet Chinguetti 12%.

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty. Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 13 September 2005.

PSC Area B: Espadon-1A and Tevét-2 Wells

The Espadon-1A well was plugged and abandoned on 15 September 2005 following analysis of wireline logs which indicated no significant hydrocarbons were encountered in the well.

The Tevét-2 well was spudded on 16 September 2005 by the '*Stena Tay*' drill rig and has been drilled to a depth of 1,510 metres where casing has been set.

The Tevét-2 well is located 2.5 kilometres to the south of the discovery well Tevét-1, in a water depth of 466 metres. The Tevét-2 well is a combined exploration and appraisal well to both appraise the Tevét discovery and target a deeper exploration prospect beneath the Tevét Miocene reservoir. The planned total depth of the well is approximately 3,965 metres.

At midnight on 19 September 2005, preparations were underway to drill ahead to the shallower of the two objectives.

Chinguetti Development Wells

The *'West Navigator'* drillship continues to perform completion work on Chinguetti Development wells. Woodside does not plan to issue regular announcements regarding operations on Chinguetti development wells but will do so if necessary to comply with its continuous disclosure obligations under the ASX Listing Rules.

General

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of planned exploration wells and the Chinguetti Oil Field are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

Company	Chinguetti Joint Venture	PSC-A	PSC-B	PSC-C, Block 6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Groupe Project Chinguetti	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4. 615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%



Location Map
MAURITANIA PSC BLOCK 7
Pelican-1
Thon-1
MAURITANIA PSC AREA C6
MAURITANIA PSC AREA B
Poune-1
Tevét-2
Tiof
Espadon-1A
Merou-1
Courbine-1
Banda
1&2
Chinguetti Joint Venture
Chinguetti Field
Tevét
Capitaine-1A
Labeidna
Chinguetti Exploitation Perimeter
Sodo-1 ST1
Colin
MAURITANIA PSC AREA A
Dorade-1
MAURITANIA PSC AREA C2
Nouakchott
Mauritania
N
W
E
S
0
50
kilometres
Scale
WGS 84, UTM Zone 28 CM 15° W

LOCATION OF WOODSIDE-INTEREST WELLS, DISCOVERIES AND PLANNED EXPLORATION WELLS

WOODSIDE